OUTLOOK FUNDS TRUST
Three Canal Plaza, Suite 600
Portland, ME 04101

April 9, 2014

VIA EDGAR

Ms. Monique S. Botkin
Attorney-Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	OUTLOOK FUNDS TRUST 3D Printing and Technology Fund (the "Fund") (File Nos. 333-192063; 811-22909)

Dear Ms. Botkin:

On February 5, 2014, Outlook Funds Trust ("Registrant") filed Post-Effective Amendment No. 1 ("PEA 1") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosure in the Fund's prospectus, statement of additional information, and Part C (accession number 0001435109-14-000132) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff via telephone on Monday, March 24, 2014 regarding the Registration Statement and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is being filed concurrently with this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) SEC staff ("Staff") comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) Staff action in declaring the Registration Statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its Registration Statement; and (4) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1: Please explain the basis for the reduction in "Other Expenses" of the Institutional Shares, A Shares and C Shares classes disclosed in the Fees and Expenses section of the initial registration statement.

Response: The "Other Expenses" of the Institutional Shares, A Shares and C Shares classes of the Fund decreased due to the Adviser's expectation that the addition of the Investor Share class will increase the Fund's assets, causing the estimated costs for the Institutional Shares, A Shares and C Shares classes of the Fund to decrease.

OUTLOOK FUNDS TRUST
Three Canal Plaza, Suite 600
Portland, ME 04101

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 2: Please revise the disclosure in the Portfolio Transactions section to reflect that the Fund is a new fund and does not have information available relating to directed brokerage from its prior fiscal year.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/Zachary Tackett
Zachary Tackett

Cc: Aisha Hunt, Esq
       Dechert LLP